Exhibit 99.1

For Immediate Release

Radware Announces 2016 Annual General Meeting

TEL AVIV, ISRAEL, August 29, 2016 – Radware® Ltd. (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions ensuring optimal service level for applications in virtual, cloud and software defined data centers, today announced that its 2016 Annual General Meeting of Shareholders will be held on Thursday, October 6, 2016, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is August 30, 2016.

The agenda of the meeting is as follows:

1.	To re-elect Mr. Roy Zisapel and Joel Maryles as Class II directors of the Company until the annual general meeting of shareholders to be held in 2019;

2.	To re-elect Mr. Yair Tauman as an external director of the Company for a period of three years; and

3.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2015 and the Auditors’ Report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Items 1 through 3 require the approval of a simple majority of the shares voted on the matter (with respect to Item 2, since the Company does not have a "controlling shareholder").

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association.

Position Statements
In accordance with the Companies Law, position statements with respect to any of the proposals at the meeting must be delivered to the Company no later than 10 days prior to the meeting date.

Additional Information and Where to Find It

In connection with the meeting, Radware will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, the Company’s website at www.radware.com or by directing such request to the Company's Investor Relations above.

If applicable, valid position statements and/or revised meeting agenda will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website above).

About Radware

Radware® (NASDAQ: RDWR), is a global leader of application delivery and cyber security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

Radware encourages you to join our community and follow us on: Facebook, Google+, LinkedIn, Radware Blog, SlideShare, Twitter, YouTube, Radware Connect app for iPhone® and our security center DDoSWarriors.com that provides a comprehensive analysis on DDoS attack tools, trends and threats.
©2016 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

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Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

CONTACTS
Chief Financial Officer
Doron Abramovitch
+972-3766-8610

Corporate Media Relations:
Deborah Szajngarten
(201) 785-3206
deborah.szajngarten@radware.com